FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated 14 September 2020

UNILEVER N.V.
(Translation of registrant’s name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219500) OF UNILEVER N.V., UNILEVER PLC, UNILEVER UNITED STATES, INC. AND UNILEVER CAPITAL CORPORATION AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNILEVER N.V.

/s/ Richard Hazell

By RICHARD HAZELL

AUTHORISED SIGNATORY

Date: 14 September 2020

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

5(a)	Opinion of Linklaters LLP, United States counsel for Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation
5(b)	Opinion of Linklaters LLP, English counsel for Unilever PLC
5(c)	Opinion of Linklaters LLP, Dutch counsel for Unilever N.V.